Exhibit (p)(1)

Effective Date: July 2011

CODE OF ETHICS

VERICIMETRY ADVISORS

VERICIMETRY FUNDS

I.           INTRODUCTION

High ethical standards are essential for the success of Vericimetry Advisors LLC (the "Adviser") and Vericimetry Funds (the "Trust") and each of its series (the "Funds") (the Adviser and the Trust collectively are referred to as "Vericimetry") and to maintain the confidence of clients and shareholders. Vericimetry's long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel, including trustees, officers and employees of Vericimetry must put the interests of shareholders and clients before their own personal interests and must act honestly and fairly in all respects in dealings.  All personnel must also comply with all federal securities laws. In recognition of Vericimetry's fiduciary duty and our desire to maintain high ethical standards, the Adviser and Trust have adopted this Code of Ethics (the "Code") containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser's clients.

Additionally, this Code has been adopted by the Trust in accordance with Rule 17j-1(c)(1) under the Investment Company Act of 1940 (the "1940 Act").  Rule 17j-1 under the 1940 Act generally proscribes fraudulent or manipulative practices with respect to purchases or sales of securities held or to be acquired by investment companies, if effected by certain associated persons of such companies.  The purpose of this Code of Ethics is to provide procedures for each Fund consistent with the Act and Rule 17j-1. Specifically, Rule 17j-1 makes it unlawful for any officer or trustee of the Fund (as well as other persons), in connection with the purchase or sale by such person of a Reportable Security (as defined herein) Held or to be Acquired1 by the Fund:

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1    A security is "held or to be acquired" if within the most recent 15 days it has (i) been held by the Fund, or (ii) is being or has been considered by the Fund or the Adviser for purchase by the Fund.  A purchase or sale includes the writing of an option to purchase or sell.

1.	to employ any device, scheme, or artifice to defraud the Fund;

2.
to make to the Fund any untrue statement of a material fact or omit to state to the Fund a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

3.	to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Fund; or

4.	to engage in any manipulative practice with respect to the Fund.

This Code of Ethics does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield Trust personnel from liability for personal trading or other conduct that violates the Trust's duty to shareholders.

Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment by Vericimetry.  If you have any doubt as to the propriety of any activity, you should consult with the Chief Compliance Officer of the Adviser and Trust ("Compliance Officer"), who is charged with the administration of this Code of Ethics.

II.           DEFINITIONS

1.
Access Person means any partner, officer, trustee/director or employee of the Funds or Adviser, or other person who provides investment advice on behalf of the Adviser and is subject to the supervision and control of the Adviser (i) who has access to nonpublic information regarding any clients' purchase or sale of securities, or nonpublic information regarding portfolio holdings of any reportable fund or (ii) who is involved in making securities recommendations to clients (or who has access to such recommendations that are nonpublic.

Trustees/Directors who (i) do not devote substantially all working time to the activities of the Adviser and (ii) do not have access to information about the day-to-day investment activities of the Adviser are excepted. A consultant, temporary employee or other person may be considered an Access Person depending on various factors including length of service, nature of duties and access to Adviser information.

2.
Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

3.
Beneficial ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

4.	Covered Person means any partner, officer, employee or Access Person of the Funds or Adviser.

5.	Personal Account means any account in which a Covered Person has any beneficial ownership.

6.	Reportable Security means all Securities including any derivative, option or futures contract relating thereto, except that it does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares of money market funds;

(iv)
Shares issued by registered open-end investment companies (i.e. mutual funds)  other than registered funds managed by Vericimetry. Note that purchases of any third-party registered investment company advised or sub-advised by Vericimetry are prohibited.

(v)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, not advised by Vericimetry.

(vi)	non-financial commodities (e.g. pork belly contracts).

7.	Restricted Security means any security that (1) a client owns or is in the process of buying or selling; or (2) the Adviser is researching, analyzing or considering buying or selling for a client.

8.
Securities - Includes any interest or instrument commonly known as a security, including stocks, preferred stock, bonds, ETFs, options, futures warrants, rights, closed-end funds, shares issued by unit investment trusts, financial commodities, a derivative linked to a specific security or other derivative products, and interests in privately placed offerings and limited partnerships, including hedge funds. Transactions in Securities in which Access Persons have beneficial ownership must be pre-cleared and reported.

9.
Short Sale means the sale of securities that the seller does not own.  A Short Sale is "against the box" to the extent that the seller contemporaneously owns or has the right to obtain securities identical to those sold short, at no added cost.

III.           APPLICABILITY OF CODE OF ETHICS

This Code of Ethics applies to all Personal Accounts of all Covered Persons.

A Personal Account also includes an account maintained by or for:

●	A Covered Person's spouse, domestic partner, (other than a legally separated or divorced spouse of the Covered Person) and minor children;

●	Any immediate family members who live in the Covered Person's household;

●
Any persons to whom the Covered Person provides primary financial support, and either (i) whose financial affairs the Covered Person controls, or (ii) for whom the Covered Person provides discretionary advisory services; and

●	Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control.

A comprehensive list of all Covered Persons and Personal Accounts will be maintained by the Compliance Officer.

IV.           RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.	General.

 It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws.  Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Section. Personal investing should be viewed as a privilege, not a right. As such, the Adviser may place limitations on the number of pre-clearances and/or transactions effected by any individual.

2.	Preclearance of Transactions in Personal Account.

An Access Person must obtain the prior written approval of the Compliance Officer before engaging in any transaction in his or her Personal Account.  The Compliance Officer may approve the transaction if the Compliance Officer concludes that the transaction would comply with the provisions of this Code of Ethics and is not likely to have any adverse economic impact on clients. A request for preclearance must be made by completing the Preclearance Form and submitting it to the Compliance Officer in advance of the contemplated transaction. Generally, any security appearing on the Restricted Security list will not be approved for personal trading.

Any approval given under this paragraph will remain in effect for 24 hours. If the transaction is not completed within this time limit, a new pre-clearance    authorization must be obtained.

3.	Trading Restrictions.

No Access Person may purchase or sell, directly or indirectly, for his or her own account, or any account in which he or she may have a beneficial interest including:

●	Any security that the Adviser is buying or selling for its clients, until such buying or selling is completed or cancelled.

●	Any security that to his or her knowledge is under active consideration for purchase or sale by the Adviser for its clients.

●	Any security on the Restricted Securities list.

The Firm has adopted other restrictions on personal investment transactions.

No Access Person may:

●	Enter into an uncovered short sale.

●	Write an uncovered option.

●	Acquire any non-exempt Security in an IPO (remember that if you are a Registered Person you are prohibited from participating in any IPO by FINRA regulation).

●
Transact in securities offered in a hedge fund, other Private Placements, or other Limited Offerings without the prior approval of the Compliance Officer.  The Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Covered Person by virtue of his or her position with the Adviser.

4.           Short Term or Excessive Trading.

The Advisor believes that short term or excessive personal trading by its Access Persons can raise compliance and conflicts issues. No Access Person may engage in excessive trading of any Vericimetry Fund to take advantage of short-term market movements.  Excessive trading activity, such as a frequent pattern of exchanges, could result in harm to shareholders or clients. Access Persons are required to read, understand and comply with the trading limits as contained in the Funds' prospectus.

5.           Ban on Short-Term Trading Profits.

Access Persons are prohibited from profiting from any "transaction" in the same or equivalent security within sixty (60) calendar days of a purchase or sale unless such persons have requested and obtained an exemption from this provision from the Compliance Officer. Typically, such an exemption will be granted only in unusual or hardship circumstances and will be documented on the pre-clearance form. For purposes of this restriction, a last-in, first-out ("LIFO") methodology will be used to match transactions (meaning most recent purchases will be matched against a given sale, or that the most recent sales will be matched against a given purchase). This restriction applies to the purchase of an option and the exercise of the option within 60 days – except if the option is exercised against the Access Person by operation of the broker or market.

Note that this prohibition could effectively limit the utility of options trading and short sales of securities and could make legitimate hedging activities less available.

6.           Blackout Period.

A pre-clearance request will be denied if there has been a transaction by a client of Vericimetry or the Vericimetry Funds within the past seven (7) calendar days. Compliance will monitor trading activity for seven (7) calendar days following the pre-clearance approval date for conflicts of interests.  The Blackout Period does not apply to any transaction involving a Reportable Security if the transaction is in an amount less than $10,000 (USD).  Please note that transactions in an amount less than $10,000 must still be pre-cleared and reported.

7.           Management of Non-Adviser Accounts.

Covered Persons are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties unless the Compliance Officer preclears the arrangement and finds that the arrangement would not harm any client. The Compliance Officer may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

V.           EXCEPTIONS FROM PRECLEARANCE PROVISIONS

In recognition of the de minimis or involuntary nature of certain transactions, this section sets forth exceptions from the preclearance requirements.  The restrictions and reporting obligations of the Code of Ethics will continue to apply to any transaction exempted from preclearance pursuant to this Section. Accordingly, the following transactions will be exempt only from the preclearance requirements

1.	Purchases or sales that are non-volitional on the part of the Access Person such as purchases that are made pursuant to a merger, tender offer or exercise of rights;

2.	Purchases or sales pursuant to an Automatic Investment Plan;

3.	Transactions in securities that are not Reportable Securities; and

4.
Transactions effected in, and the holdings of, any account over which the Access Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party). [Note: If an Access Person wishes to take advantage of this provision, the Compliance Officer must obtain a written representation from the Access Person to the effect that the Access Person will not have any direct or indirect influence or control over the account.]

VI.	REPORTING

1.
Duplicate Copies of Broker's Confirmations and Account Statements to Adviser.  All Access Persons must direct their brokers or custodians or any persons managing the Access Person's account in which any Reportable Securities are held to supply the Compliance Officer with:

●	duplicate copies of securities trade confirmations ("Broker's Confirmations") within [30] days after the Access Person's transaction

●	the Access Person's monthly and/or quarterly brokerage statements

●
At the end of each calendar quarter, all Access Persons must submit to the Compliance Officer a report of their securities transactions during the period no later than 30 days after the end of  the quarter.  The report must set forth each transaction in a Reportable Security in which the Access Person had any beneficial interest during the period covered by the report.

●	If your broker requires a "407 Letter" (a release letter allowing the Adviser to receive duplicate statements) please contact Compliance.

2.
New Accounts.  Each Access Person must notify the Compliance Officer promptly if the Access Person opens any new account in which any securities are held with a broker or custodian or moves such an existing account to a different broker or custodian. No trades should be affected prior to notification of Compliance of the existence of the new account. Similarly, once an account has been closed, the Access Person should promptly notify Compliance of the closing.

3.
Disclosure of Securities Holdings.  All Access Persons will, within 10 days of commencement of employment with the Adviser, submit an Initial Holdings Report to the Compliance Officer listing all of the:

●
securities in which the Access Person has any beneficial ownership, (including title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each reportable security in which the Access Person has any beneficial ownership);

a.	the names of any brokerage firms or banks where the Access Person has an account in which any securities are held.

b.
The report must be dated the day the Access Person submits it, and must contain information that is current as of a date no more than 45 days prior to the date the person becomes an Access Person of the Adviser. Access Persons will annually submit to the Compliance Officer an updated statement, which must be current as of a date no more than 45 days prior to the date the report was submitted.

c.	Annual Holdings Report

Within forty-five (45) days of the end of each calendar year, each Access Person must provide an updated list of his or her Accounts and Reportable Securities as of the end of the calendar year.  Private Placements and other holdings not commonly held in a brokerage account must be reported on a separate document.

4.
Exceptions to Reporting Requirements. An Access Person need not submit any report with respect to securities held in accounts over which the Access Person has not direct or indirect influence or control or transaction reports with respect to transactions effected pursuant to an automatic investment plan.

5.	Covered Persons must report immediately any suspected violations to the Compliance Officer.

VII.           RECORDKEEPING

The Compliance Officer will keep in an easily accessible place for at least five (5) years copies of this Code of Ethics, all Broker's Confirmations and periodic statements and reports of Access Persons, copies of all preclearance forms, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code of Ethics.

The Compliance Officer will maintain a list of all Covered Persons (which includes all Access Persons) of the Adviser currently and for the last five (5) years.

All Broker's Confirmations and periodic statements of Access Persons may be kept electronically in a computer database.

VIII.           OVERSIGHT OF CODE OF ETHICS

1.
Acknowledgment.  The Compliance Officer will annually distribute a copy of the Code of Ethics to all Covered Persons.  The Compliance Officer will also distribute promptly all amendments to the Code of Ethics. All Covered Persons are required annually to sign and acknowledge their receipt of this Code of Ethics by signing a  form of acknowledgment as may be approved by the Compliance Officer.

2.
Review of Transactions.  Each Access Person's transactions in his/her Personal Account will be reviewed on a regular basis and compared with transactions for the clients and against the list of Restricted Securities.  Any Access Person transactions that are believed to be a violation of this Code of Ethics will be reported promptly to the management of the Adviser.  The Chief Executive Officer of the Adviser will review the Compliance Officer's transactions and preclearance requests.

3.
Sanctions.  Vericimetry's management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law.  These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

4.
Authority to Exempt Transactions.  The Compliance Officer has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all of the provisions of this Code of Ethics if the Compliance Officer determines that such exemption would not be against any interests of a client and in accordance with applicable law.  The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

5.
ADV Disclosure.  The Compliance Officer will ensure that the Adviser's Form ADV (1) describes the Code of Ethics in Item 11 of Part 2A and (2) offers to provide a copy of the Code of Ethics to any client or prospective client upon request.

IX.           CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code of Ethics will be treated as confidential to the extent permitted by law.

X.	OUTSIDE ACTIVITIES

Outside Employment

Each employee is expected to devote his or her full time and ability to the company's interests during regular working hours and such additional time as may be properly required.  The company discourages employees from holding outside employment, including consulting. Employees considering outside employment must submit a written request to the Compliance Officer, or Chief Executive Officer of the Adviser (the "CEO").  The request must include the name of the business, type of business, type of work to be performed, and the days and hours that the work will be performed.

An employee may not engage in outside employment that:  (a) interferes, competes, or conflicts with the interests of the company (b) encroaches on normal working time or otherwise impairs performance; (c) implies the company's sponsorship or support of an outside organization; or (d) reflects directly or indirectly adversely on the company.  Company policy prohibits outside employment in any financial services industry.

If an employee has an approved second job, that employee is not eligible to receive compensation during an absence from work that is the result of an injury on the second job. Outside employment will not be considered an excuse for poor job performance, absenteeism, tardiness or refusal to work overtime.  Should any of these situations occur, approval may be withdrawn.

Service on Boards of Directors

Access Persons may not serve as a director or in a similar capacity on the board of any non-affiliated company or institution, without prior approval of the Compliance Officer or CEO. Authorization will be based upon a determination that the board service would not be inconsistent with the interest of any client account. Securities of the company will be placed on the restricted list and you may need to recuse yourself if the entity ever considers doing business with the Adviser.

Access Persons do not need approval to serve on the board of a private family corporation or any charitable, professional, civic or nonprofit entities that are not clients of the Adviser and do not have business relations with the Adviser.  Such approvals will be subject to the implementation of procedures to safeguard against potential conflicts of interest.  The Adviser may withdraw approval at its discretion if it concludes the withdrawal is in the Adviser's interest.  Also, if Access Persons serve in a director capacity which does not require approval but circumstances later change which would require such approval (e.g., the company enters into business relations with the Adviser or becomes a client, the Access Person must then seek approval.

At the time an Access Person submits the initial holdings report in accordance with Section VI (3) of this Code of Ethics, they will submit to the Compliance Officer a description of any outside business activities or employment in which they engage. [Note:  Serving as a director is not prohibited, however, such service may raise insider trading issues, may cause clients to be "frozen" in the security for a period of time, and raises ADV disclosure issues.] Any outside business activities of an Access Person must be approved by the Compliance Officer.

Fiduciary Appointments

No Access Person may accept appointments as executor, trustee, guardian, conservator, general partner or other fiduciary, or any appointment as a consultant in connection with fiduciary or active money management matters, without the prior approval of the Compliance Officer or CEO. This policy does not apply to appointments involving personal estates or service on the board of a charitable, civic, or nonprofit company where the Access Person does not act as an investment adviser for the entity's assets.  If the Adviser grants you approval to act as a fiduciary for an account outside the Adviser, it may determine that the account qualifies as being subject to personal securities review.

Serving as Treasurer of Clubs, Lodges or Other Organizations

An Access Person may act as treasurer of clubs, religious organizations, lodges, or similar associations.  However, keep funds belonging to such organizations in separate accounts and do not commingle them in any way with your personal funds or the Adviser's funds.